June 4, 2024

VIA EDGAR TRANSMISSION

Christina DiAngelo Fettig

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Arrow Investments Trust, File Nos. 333-178164 and 811-22638

Dear Ms. DiAngelo Fettig:

On March 7, 2024, you provided verbal comments to Sam Singh with respect to certain shareholder report filings for certain series (each, a “Fund”) of Arrow Investments Trust (the “Registrant”) as described below. Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Form N-CSR- Financial Statements

Comment 1. Regarding the Annual Report dated July 31, 2023 for Arrow DWA Tactical: Balanced Fund (“Balanced Fund”), the Consolidated Statements of Operations disclose distributions of capital gains from affiliated companies but this amount does not appear to be included in the Investments in Affiliated Companies table at Note 8 to the Consolidated Financial Statements, as required by Regulation S-X 12-14, column E.

Response. The Registrant confirms that future reporting will disclose distributions of capital gains from affiliated companies in the Affiliated Companies table at Note 8 to the Consolidated Financial Statements, as applicable.

Comment 2. Regarding the Annual Report dated July 31, 2023 for Arrow DWA Tactical: Macro Fund (“Macro Fund”), the Consolidated Statements of Operations reflects affiliated investment activity, but this is not reflected in the Investments in Affiliated Companies table at Note 8 to Consolidated Financial Statements, as required by Regulation S-X 12-14, footnote 1.

Response. Upon review the Registrant notes that for the Macro Fund, affiliated investment activity is included in Affiliated Companies table at Note 8 to Consolidated Financial Statements (see table for ADTMF, listing a transaction with YPS).

Comment 3. Regarding the N-PORT for the period ended October 31, 2023 for Arrow DWA Tactical: International ETF (“DWCR”), certain securities are identified as restricted in response to Item C.6. Please explain whether any of these investments were required to provide the restricted securities disclosure required by Regulation S-X 12-12, footnote 8.

Response. The Registrant confirms these investments were required to provide the restricted securities disclosure and that future reporting will include this disclose if any restricted securities are identified.

Comment 4. Regarding swap disclosure in the annual report, please explain how the disclosure satisfies the requirements of Regulation S-X 12-13C, footnote 3, requiring disclosure of any up-front payments or receipts of value and the frequency of payments for open swap contracts.”

Response. The Registrant notes that there were no up-front payments during the reporting period and that the Registrant updated the Open Swap Contracts table to note that the swap resets on a monthly basis.

Comment 5. With respect to the annual reports for DWCR and Arrow DWA Tactical: Macro ETF (“DWAT”), the “Due from Adviser” amounts included in the Statement of Assets and Liabilities seem large in relation to the expense waivers for the year. Confirm supplementally in the response that these amounts have been settled and were settled in the same manner as payments to the adviser.

Response. The Registrant confirms that these amounts have been settled and were settled in the same manner as payments to the adviser. The “Due from Advisor” amounts are settled monthly. The amount was high as of year-end due to timing of the receipt of a trailing month’s payment. All outstanding amounts were paid shortly after year end presented.

Comment 6. With respect to the certifications required under Section 906 of the Sarbanes-Oxley Act of 2002, for DWAT, DWCR and Arrow Reverse Cap 500 ETF, the certifications reference section 15(d) of the Securities Exchange Act only and omit reference to Section 13(a).

Response. The Registrant confirms that future certifications required under SOX Section 906 also will reference Section 13(a) under the Exchange Act.

Comment 7. With respect to the funds’ website, please check that links send the user to the appropriate fund. For example, the link to DWAT goes to Macro Fund.

Response. The Registrant confirms that links correspond to the appropriate fund. The Registrant notes that DWAT shares a common page with a mutual fund that employs the same strategy. A link on the common page takes the user to additional information specific to DWAT.

Comment 8. The summary prospectus for DWAT includes a statement that the fund does not invest in options or swaps, however the fund’s annual report reflects that it invested in options during the reporting period. Please reconcile the statement in the prospectus with the disclosure in Note 2 to the Financial Statements.

Response. The Registrant confirms that it will file a supplement to the prospectus for DWAT to delete the statement that the fund does not invest in options or swaps.

Comment 9. In future filings, for funds that derive their returns principally from swaps, please add the swap fees footnote to the fee table and include an estimate of the swap fees as a percentage of the fund’s assets.

Response. The Registrant confirms that in future filings it will include the swap fees footnote and estimate, as applicable.

Comment 10. The annual reports reflect that certain funds have significant ownership of other funds. Please explain how large shareholder risk and/or shareholder concentration risk is addressed in the summary and statutory prospectus for the relevant fund.

Response. The Registrant confirms that it will evaluate whether such risk is a principal risk and consider adding risk disclosure for each affected fund at the next annual update of the respective fund’s registration statement.

Prospectus

Comment 11. With respect to the prospectus for DWCR, the net expenses figure in the fee table appears incorrect as it does not exclude 19bp of foreign custody transaction costs. The staff believes that the net expenses should be revised in a supplement to 1.53% as opposed to 1.34%, as currently disclosed.

Response. The Registrant notes that for DWCR, the amount of fees waived was calculated incorrectly due to a change in the expense limitation agreement, causing an error in what was stated for the Fund under Total Annual Fund Operating Expenses After Fee Waiver. The Registrant filed a supplement with updated fee tables for DWCR on April 2, 2024. The updated fee table reconciles the Fund’s defined expense limits. The Trust CCO will report the error to the Board at its next regularly scheduled meeting and address the changes to the Fund administrator’s policies and procedures that were implemented to prevent a re-occurrence. The Registrant notes that no creation unit transactions occurred between the effective date of the relevant Fund’s prospectus and the filing of the supplement.

Form N-CEN

Comment 12. Please explain why item C.3.e. was not checked for the following funds in the N-CEN for Arrow Investments Trust for the period ended July 31, 2023: Macro Fund and DWAT.

Response. The Registrant notes that not marking item C.3.e. was an error and in future N-CEN filings, item C.3.e will be marked for Macro Fund and DWAT.

Comment 13. Please confirm whether item B.15 should be checked “yes” as an exemptive order is referenced in the financial statements relating to investing in other funds managed by the adviser. Consider whether reliance on the exemptive order is impacted by Rule 12d1-4.

Response. The Registrant confirms that item B.15 should not be checked “yes” because the Fund no longer relies on the exemptive order and that the reference to reliance on exemptive relief with respect to fund investments in other funds will be removed from future financial statements.

Comment 14. Please explain why item C.7.n. is not checked for the following funds: Arrow Managed Futures Strategy, Macro Fund, DWAT, and Balanced Fund. Please explain supplementally in the response which boxes the funds should have checked.

Response. The Registrant notes that Macro Fund and DWAT should have been marked indicating reliance on item C.7.b and C.7.n.i of Form N-CEN.  The Registrant notes that the responses to these items were inadvertently missed on the submitted Form N-CEN filing. The Registrant will confirm responses to this item of Form N-CEN with the Trust’s Chief Compliance Officer prior to submission for future filings.

Comment 15. Please explain why item C.8.a. and C.8.b. were marked “no” in the N-CEN filing for the year ended July 31, 2023 for the following funds: Arrow Managed Futures Strategy Fund, Macro Fund and Balanced Fund. These funds appear to have had expense limitation arrangements in place during the period according to their Note 5 disclosures in their annual reports on Form N-CSR.

Response. The Registrant notes that in future N-CEN filings for the referenced funds, items C.8.a and C.8.b will be marked “yes” to reflect the adviser’s voluntary waiver of a portion of its advisory fees earned as a result of investing in other funds managed by the adviser.

If you have any questions or additional comments, please call the undersigned at (202) 973-2732.

Very truly yours,

/s/_Megan W. Clement_______

Megan W. Clement